UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
_____________________________________________________________________________

/X/	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM __________ TO __________

_____________________________________________________________________________

COMMISSION FILE NUMBER: 0-8084

_____________________________________________________________________________

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY

_____________________________________________________________________________

Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
(860) 669-8636

Savings Plan of the
Connecticut Water Company

Report on Financial Statements
(With Supplementary Information)

Years Ended December 31, 2011 and 2010

Savings Plan of the Connecticut Water Company Years Ended December 31, 2011 and 2010
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-8

Supplemental Schedule

Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)	9

Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act ("ERISA") of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator
Savings Plan of the Connecticut Water Company

We have audited the accompanying statements of net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Savings Plan of the Connecticut Water Company as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the 2011 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2011 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2011 basic financial statements taken as a whole.

/s/ J.H. Cohn LLP
Glastonbury, Connecticut
June 25, 2012

Savings Plan of the Connecticut Water Company
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
Assets
Investments, at fair value
Mutual funds	$12,248,572	$12,463,997
Connecticut Water Service, Inc. common stock fund	957,459	1,008,376
Collective investment trust	2,480,821	2,274,111
Total investments	15,686,852	15,746,484

Receivables
Notes receivable from participants	554,578	521,330
Net assets available for benefits at fair value	$16,241,430	$16,267,814

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributable to:
Investment income:
Dividends	$188,450	$153,857
Net (depreciation) appreciation in value of investments (see Note 3)	(212,281)	1,548,194
	(23,831)	1,702,051

Interest income on notes receivable from participants	23,543	24,565

Contributions:
Employee contributions (including rollover contributions)	973,508	1,055,764
Employer contributions	418,846	445,854
	1,392,354	1,501,618

Total additions	1,392,066	3,228,234

Deductions from net assets attributable to:
Distributions to participants	1,393,059	942,045
Administrative expenses (see Note 2)	25,391	24,516
Total deductions	1,418,450	966,561

Net (decrease) increase	(26,384)	2,261,673

Net assets available for benefits, beginning of year	16,267,814	14,006,141
Net assets available for benefits, end of year	$16,241,430	$16,267,814

The accompanying notes are an integral part of these financial statements.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2011 and 2010

1.  Description of the Plan

The following description of Savings Plan (the "Plan") of the Connecticut Water Company (the "Company") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.  The Company is a wholly-owned subsidiary of Connecticut Water Service, Inc.  The Plan was established by the Board of Directors of the Company in 1985 and was amended and restated since that date.  The Plan is a trusteed, defined contribution plan covering all eligible employees of the Company.

Wells Fargo Bank, N.A. serves both as the Plan's Trustee and record-keeper.

Effective January 1, 2009, the Company changed the Plan to meet the requirements of a special Internal Revenue Code (“IRC”) safe harbor.  Under the provisions of this safe harbor plan, as amended and restated effective January 1, 2010, the Company will make an automatic contribution of 3% of eligible compensation for all eligible employees, even if the employee does not elect to make their own contributions.  Employees hired on or after January 1, 2009 are ineligible to participate in the Company’s pension plan, therefore, the Company will contribute an additional 1.5% of eligible compensation to the employee’s account.  Additionally, the Plan contains the following provisions, as described below:

(a)
Participant salary deferral contributions are made on a pre-tax basis of between 1% and 50% of eligible compensation, or a flat dollar amount up to an annual maximum set by the IRC, for all employees.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

(b)
New employees are eligible to enroll in the Plan after six months of employment with the Company.  Enrollment will take place on the first day of the next plan year quarter following the date on which such eligibility requirements are satisfied.

(c)	Participants are eligible to receive Company contributions upon plan enrollment.

Once eligible, employees can elect to enter into a written salary deferral agreement.  Participant loans and hardship withdrawals are permitted.  Changes in contributions are allowed quarterly.

Participants may borrow at least $1,000 to the lesser of $50,000 or 50% of the vested amount of their accounts, at the rate of interest of prime rate plus 1%.  Notes receivable from participants must be repaid within five years, or before attaining age 65, whichever is shorter.  Notes receivable from participants to purchase a principal residence may be repaid within fifteen years. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the Plan document.

A participant is fully vested at all times in the accrued balance of his or her entire account.

On a daily basis, the Trustee determines the total net earnings of each investment option and allocates this amount to the accounts of the participants on the basis of the percentage each participant has invested in each investment option.

Employer contributions are deposited into participants' accounts based on the participant elected allocations.

Payments of benefits upon retirement at age 55 or later, or death, are, at the election of the participant, either made in a lump-sum payment, paid over a period of time not to exceed participant's life expectancy, or paid out commencing at age 70-1/2.  Payment of benefits in the event of death are made to the beneficiaries designated by the participant and initiated by the beneficiary.  A retired participant who elects distributions commencing at age 70-1/2 may elect to receive periodic distributions at any time prior to taking a lump-sum payout.  Subject to certain restrictions, distributions to participants under other circumstances are made in the form of lump-sum payments.  Benefits are recorded when paid.

Each participant's account is credited with the participant's contributions, the Company's contributions and account earnings.  Participant's accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company.  Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan.

Prior to age 59-1/2, a participant may withdraw roll-over balances for any reason, subject to tax penalties, if applicable.  Additionally,

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2011 and 2010

1.  Description of the Plan (Continued)

participants under the age of 59-1/2 are able to withdraw balances attributable to employee contributions for hardship purposes.  Company contributions are not available for hardship distributions.  Participants may withdraw all or any part of their contributed balance upon having attained age 59-1/2.  Employer contributions can be withdrawn at age 70-1/2.

Connecticut Water Service, Inc. acquired Aqua Maine, Inc. from Aqua America, Inc. as of January 1, 2012. Subsequent to the closing, the name of Aqua Maine, Inc. was changed to The Maine Water Company ("Maine Water"). Maine Water had an existing defined contribution plan through Aqua America, Inc. On the acquisition date, Maine Water employees were considered terminated from the Aqua America, Inc. plan and given the option to have their funds remain in that plan or roll them over into the Savings Plan of the Connecticut Water Company. These newly acquired employees were considered new entrants to the Plan. The Company waived eligibility requirements using service from Aqua America, Inc. for all participants, making them eligible to participate as of the acquisition date. Maine Water employees were also given the option of rolling over any existing defined contribution plan loans into the Plan. All other provisions of the the Plan apply to the Maine Water employees with the exception of the trigger date for the additional safe harbor contribution. All employees are eligible for the safe harbor contribution of 3% upon meeting eligibility requirements. Connecticut Water employees hired on or after January 1, 2009 are eligible for an additional safe harbor contribution of 1.5%. Maine Water Company employees hired on or after April 1, 2003 are also eligible for the additional 1.5% safe harbor contribution.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Administrative Expenses
Administrative expenses and fees of the Plan are ordinarily paid by the Company unless the Plan administrator directs the Trustee to pay these expenses utilizing Plan assets.  During 2011 and 2010, administrative expenses of $25,391 and $24,516, respectively, were paid to the Trustee out of Plan assets.

Valuation of Investments
Investments held by a collective investment trust are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets of a collective investment trust attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the underlying defined-contribution plans.  Since there is not a material difference between fair value and contract value for the collective investment trust, the Plan’s investment in the collective investment trust is presented at contract value, which approximates fair value on the Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010.

The investments in the accompanying Statements of Net Assets Available for Benefits are stated at fair value.  Securities traded on a national securities exchange are reported at fair value, at the last reported sales price on the last business day of the Plan year.  Investments traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued at the average of the last reported bid and asked prices.  Mutual funds are reported at net asset value.

Notes receivable from participants are valued at amortized cost, which represents fair value.

Risks and Uncertainties
The Plan provides for various investment options in mutual funds, collective investment trusts, and common stock fund.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant's account balances and the amounts reported in the accompanying financial statements and supplemental schedule.

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2011 and 2010

3. Investments

Participants direct the Trustee regarding the investment of amounts held in their accounts.  The fair value of investments that represent 5% or more of the Plan's net assets as of December 31, 2011 and 2010 are as follows:

2011
Wells Fargo Stable Return Fund	$2,480,821
PIMCO Total Return Fund	1,708,727
MFS Value Fund	1,479,687
Vanguard Growth Index Fund	1,282,285
Blackrock Funds III Lifepath 2020	1,267,843
American EuroPacific Growth Fund	1,200,810
Blackrock Funds III Lifepath 2030	1,119,565
Vanguard Small Cap Growth Index Fund	979,528
Connecticut Water Service, Inc. common stock fund	957,459
Vanguard 500 Index Fund	817,552

2010
Wells Fargo Stable Return Fund	$2,274,111
PIMCO Total Return Fund	1,928,471
American EuroPacific Growth Fund	1,424,517
The Growth Fund of America	1,335,539
Blackrock Funds III Lifepath 2020	1,255,568
Connecticut Water Service, Inc. common stock fund	1,008,376
Blackrock Funds III Lifepath 2030	1,005,974
Vanguard Small Cap Growth Fund	988,370
Vanguard 500 Index Fund	834,553

During 2011 and 2010, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) (depreciated) appreciated in value by $(212,281) and $1,548,194, respectively, as follows:

	2011	2010

Mutual Funds	$(275,687)	$1,340,986
Common Stock Fund	7,720	157,250
Collective Investment Trust	55,686	49,958
	$(212,281)	$1,548,194
4. Fair Value Measurements

The Plan values its financial instruments based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  In order to increase consistency and comparability in fair value measurements, a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2011 and 2010

4. Fair Value Measurements (Continued)

Level 1:	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2:
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3:	Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.

In determining fair value, the Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Financial assets carried at fair value at December 31, 2011 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$6,905,485	$—	$—	$6,905,485
Balanced Mutual Funds	3,634,360	—	—	3,634,360
Fixed Income Mutual Funds	1,708,727	—	—	1,708,727
Total Mutual Funds	12,248,572	—	—	12,248,572
Collective Investment Trust	—	2,480,821	—	2,480,821
Common Stock Fund	—	957,459	—	957,459
	$12,248,572	$3,438,280	$—	$15,686,852

Financial assets carried at fair value at December 31, 2010 are classified in the table below in one of the three categories described above:

	Level 1	Level 2	Level 3	Total
Equity Mutual Funds	$7,251,472	$—	$—	$7,251,472
Balanced Mutual Funds	3,284,054	—	—	3,284,054
Fixed Income Mutual Funds	1,928,471	—	—	1,928,471
Total Mutual Funds	12,463,997	—	—	12,463,997
Collective Investment Trust	—	2,274,111	—	2,274,111
Common Stock Fund	—	1,008,376	—	1,008,376
	$12,463,997	$3,282,487	$—	$15,746,484

There have been no changes in the methodology used at December 31, 2011 and 2010.

Investments in mutual funds are valued at the net asset value of shares held by the Plan at year end using quoted market prices on active markets (Level 1).  Level 1 instrument valuations are obtained from real-time quotes for transactions in active exchange markets involving identical assets.

Investments in the common stock fund are valued at the closing price reported on the active market on which the individual securities are traded, plus any uninvested cash position (Level 2).

The Plan’s interest in the collective investment trust is valued based on information reported by the investment advisor using the audited financial statements of the common collective trust at year end.  The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  In 2010, all investments in the Wachovia Diversified Stable Value Fund (Level 3) were sold and all proceeds were invested in the Wells Fargo Stable Return Fund (Level 2).

Savings Plan of the Connecticut Water Company
Notes to Financial Statements
December 31, 2011 and 2010

4. Fair Value Measurements (Continued)

The following table rolls forward the Plan’s Level 3 assets for the year ended December 31, 2010:

Collective Investment Trust
Balance, beginning of year	$1,845,217
Net appreciation	17,634
Purchases, sales, issuances and settlements (net)	(1,862,851)
Balance, end of year	$—

5. Tax Status

The Plan obtained its latest determination letter on September 15, 2010, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.  The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and that, therefore, the Plan qualifies under Section 401(a) and the related trust is tax exempt as of December 31, 2011.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Related-Party Transactions

Section 3(14) of the Employee Retirement Income Security Act ("ERISA") of 1974, as amended, defines a party-in-interest to include among others, fiduciaries or employees of the Plan, any person who provides services to the Plan or an employer whose employees are covered by the Plan.  Accordingly, notes receivable from participants and investments in Connecticut Water Service, Inc. Common Stock Fund are considered party-in-interest transactions. The Plan held 48,011 and 49,745 units of the Company’s Common Stock Fund as of December 31, 2011 and 2010, respectively.  The fair value of the investment in the Company’s Common Stock Fund was $957,459 and $1,008,376 as of December 31, 2011 and 2010, respectively.  Net appreciation in the Plan's investment in Connecticut Water Service, Inc. Common Stock Fund was $7,720 and $157,250 for the years ended December 31, 2011 and 2010, respectively.  Dividends are reinvested in the Plan when paid.  Total dividends paid during the years ended December 31, 2011 and 2010 were $31,660 and $46,531, respectively.

The Plan's investment in the Wells Fargo Stable Return Fund managed by the Trustee is considered an exempt party-in-interest transaction.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Savings Plan of the Connecticut Water Company
EIN:  06-0713930
Plan Number:  003
Schedule H - Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2011

		Description of Investment
		including Maturity Date,
	Identity of Issuer, Borrower, Lessor or	Rate of Interest, Collateral		Current
	Similar Party	Par, or Maturity Value	Cost	Value

	American EuroPacific Growth Fund	Mutual Fund	**	$1,200,810
	American Balanced Fund	Mutual Fund	**	566,190
	Blackrock Funds III Lifepath Income	Mutual Fund	**	224,725
	Blackrock Funds III Lifepath 2020	Mutual Fund	**	1,267,843
	Blackrock Funds III Lifepath 2030	Mutual Fund	**	1,119,565
	Blackrock Funds III Lifepath 2040	Mutual Fund	**	456,037
	Perkins Mid Cap Value Fund	Mutual Fund	**	690,896
	Vanguard 500 Index Fund	Mutual Fund	**	817,552
	Vanguard Small Cap Growth Index Fund	Mutual Fund	**	979,528
	Vanguard Small Cap Index Fund	Mutual Fund	**	321,861
	Vanguard Growth Index Fund	Mutual Fund	**	1,282,285
	Vanguard Total Return Value Portfolio	Mutual Fund	**	132,866
	MFS Value Fund	Mutual Fund	**	1,479,687
	PIMCO Total Return Fund	Mutual Fund	**	1,708,727
	Total Mutual Funds			12,248,572

*	Connecticut Water Service, Inc.	Common Stock Fund	**	957,459

*	Wells Fargo Stable Return Fund	Collective Investment Trust	**	2,480,821

*	Notes receivable from participants	Interest rates ranging from
		4.25% to 9.25%, maturing
		between 2012 and 2016	**	554,578

	Total investments			$16,241,430

*	Indicates a party-in-interest

**	Cost information was omitted since all investments are participant directed.

See Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN OF THE CONNECTICUT WATER COMPANY
Date: June 25, 2012	By: /s/ David C. Benoit Name: David C. Benoit Title: Vice President and Chief Financial Officer, Connecticut Water Company, the Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of J.H. Cohn LLP